Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-273849

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated February 23, 2024)

14,141,906 ORDINARY SHARES,

16,875,000 WARRANTS,

AND 16,875,000 ORDINARY SHARES UNDERLYING WARRANTS

MURANO GLOBAL INVESTMENTS LIMITED

This prospectus supplement updates, amends and supplements the prospectus dated February 23, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-4 (Registration No. 333-273849) filed on February 16, 2024 and declared effective on February 23, 2024. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 54 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 20, 2024

I.  The following supplemental disclosure amends and restates in its entirety the heading “Q. Who is Murano?”, and the information provided under such heading, on page 14 of the Prospectus concerning the Questions and Answers about the Business Combination and the Extraordinary Meeting:

Q. Who is Murano?

A.	Murano is a Mexican development company with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico with a vision to create competitive and leading investment vehicles for the acquisition, consolidation, operation, and development of real estate assets. Murano also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and medical real estate projects, among others. Murano has a national footprint and international outreach aimed at institutional real estate investors.

Murano was formed primarily to develop and manage a portfolio of hotel and resort properties in Mexico City, Cancun, and Ensenada. Our hotel portfolio consists of:

•	an iconic 396 -room five-star upper scale hotel located in the heart of Mexico City in a sophisticated and bohemian neighborhood that celebrates local history (the “Andaz and Mondrian Hotel”), which was completed in the last quarter of 2022 and became operational in the first quarter of 2023;
•	a 3,016 room complex, also categorized as five-star upper scale, that we refer to as the “GIC Complex,” to be developed in Cancun along the Nichupté Lagoon on the west side of the Cancun hotel zone (the “GIC Complex Development Project”);
•	the Baja Park Development Project; and
•	an iconic 371 -room hotel categorized as a five-star upper scale hotel, that we refer to as the “Resort Property in Baja” to be developed in a unique location in Bajamar, Baja California near Rosarito beach and Valle de Guadalupe wine route (the “Resort Property in Baja Development Project,” together with the GIC Complex Development Project, the “Hotel Projects” or the “Hotel Development Projects” and, together with the Andaz and Mondrian Hotels, the “Hotel Portfolio”).

II.  The following supplemental disclosure amends and restates in its entirety the heading “Murano”, and the information provided under such heading, on page 27 of the Prospectus concerning the Parties of the Business Combination:

Murano

Murano is a Mexican development company with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico with a vision to create competitive and leading investment vehicles for the acquisition, consolidation, operation, and development of real estate assets. Murano also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and medical real estate projects, among others. Murano has a national footprint and international outreach aimed at institutional real estate investors.

Murano was formed primarily to develop and manage a portfolio of hotel and resort properties in Mexico City, Cancun, and Ensenada. Our hotel portfolio consists of:

•	the Andaz and Mondrian Hotel, which was completed in the last quarter of 2022 and became operational in the first quarter of 2023;
•	the GIC Complex, to be developed in Cancun along the Nichupté Lagoon on the west side of the Cancun the GIC Complex Development Project;
•	Baja Park Development Project; and
•	the Resort Property in Baja Development Project.

For more information about Murano, see the sections entitled “Business of Murano and Certain Information About Murano” and “Murano Management’s Discussion and Analysis of Financial Conditions and Results of Operation.”

III.  The following supplemental disclosure amends and restates in its entirety the heading “We are dependent on the performance of our managers and could be materially and adversely affected if our managers do not properly manage our hotels or otherwise act in our best interests or if we are unable to maintain a good relationship with our third-party hotel managers”, and the information provided under such heading, beginning on page 60 of the Prospectus concerning the Risk Factors:

We are dependent on the performance of our managers and could be materially and adversely affected if our managers do not properly manage our hotels or otherwise act in our best interests or if we are unable to maintain a good relationship with our third-party hotel managers.

Our Insurgentes Hotel complex in Mexico City is managed by Hyatt and Accor pursuant to separate hotel management agreements that expire on December 31, 2043. Once the development of the GIC Complex is completed, it is expected to be managed by Hyatt pursuant to management agreements that will expire on December 31, 2038. We could be materially and adversely affected if any third-party hotel manager fails to provide quality services and amenities, fails to maintain a quality brand name or otherwise fails to manage our hotels in our best interest, and could be held financially responsible for the actions and inactions of our third-party hotel managers pursuant to our management agreements. In addition, our third-party hotel managers manage, and in some cases may own or lease, or may have invested in or may have provided credit support or operating guarantees to hotels that compete with our hotels, any of which could result in conflicts of interest. As a result, third-party managers may make decisions regarding competing lodging facilities that are not in our best interests.

The success of our properties largely depends on our ability to establish and maintain good relationships with third-party hotel managers. If we are unable to maintain good relationships with our third-party hotel managers, we may be unable to renew existing management agreements or expand relationships with them. Additionally, opportunities for developing new relationships with additional third-party managers may be adversely affected. This, in turn, could have an adverse effect on our results of operations and our ability to execute our growth strategy. In the event that we terminate any of our management agreements, we can provide no assurances that we could find a replacement hotel manager or that any replacement hotel manager will be successful in operating our hotels. If any of the foregoing were to occur, it could materially and adversely affect us.

IV.  The following supplemental disclosure amends and restates in its entirety the heading “The Hotel Projects and the Baja Park Development Project, and any future acquisition, expansion, repositioning, and rebranding projects will be subject to timing, budgeting, and other risks, which could have a material adverse effect on us”, and the information provided under such heading, beginning on page 64 of the Prospectus concerning the Risk Factors:

We may develop, acquire, expand, reposition, or rebrand resorts (such as the GIC Complex Development Project, the Resort Property in Baja Development Project and the Baja Park Development Project we are currently developing or expect to begin developing) from time to time as suitable opportunities arise, taking into consideration general economic conditions. To the extent that we determine to develop, acquire, expand, reposition, or rebrand resorts, we could be subject to risks associated with, among others:

•	construction delays or cost overruns that may increase project costs;
•	receipt of zoning, occupancy and other required governmental permits and authorizations;
•	strikes or other labor issues;
•	development costs incurred for projects that are not pursued to completion;
•	investment of substantial capital without, in the case of developed or repositioned resorts, immediate corresponding income;
•	results that may not achieve our desired revenue or profit goals;
•	acts of nature such as earthquakes, hurricanes, floods or fires that could adversely impact a resort;
•	ability to raise capital, including construction or acquisition financing; and
•	governmental restrictions on the nature or size of a project.

We have seen certain construction timelines lengthen due to competition for skilled construction labor, disruption in the supply chain for materials, and the impact of COVID-19 generally, and these circumstances could continue or worsen in the future. As a result of the foregoing, we cannot assure you that any development, acquisition, expansion, repositioning and rebranding project, including the development of the GIC Complex Development Project, the Resort Property in Baja Development Project and the Baja Park Development Project, will be completed on time or within budget or if the ultimate rates of investment return are below the returns forecasted at the time the relevant project was commenced. If we are unable to complete a project on time or within budget, the resort’s projected operating results may be adversely affected, which could have a material adverse effect on us, including our business, financial condition, liquidity, results of operations and prospects.

V.  The following supplemental disclosure amends and restates in its entirety the Chart “Estimated Valuation Summary”, on page 158 of the Prospectus concerning the Summary of HCM Financial Analysis:

Estimated Valuation Summary

			Estimated Value (Q4 2022) ($M)
Asset	Number of Keys	Estimated Opening Date	Land	Building	Total
Andaz/Mondrian Mexico City	396	Opened Q4 / 2022	$36.2	$142.5	$178.7
GIC I	1,016	Q3 /2023	$153.1	$307.2	$460.2
GIC II	1,200	Q1 / 2026	$147.9	—	$147.9
GIC III	800	Q1 / 2027	$50.0	—	$50.0
Cancun Land Reserve	—	—	$48.8	—	$48.8
Baja Industrial Park	—	Q4 / 2025	$61.3	—	$61.3
Resort Property in Baja	350	Q1 / 2026	$14.1	$5.2	$19.3
Total Asset Value					$966.2
(-) Total Debt					($312.0)
(-) Other Liabilities					($15.4)
(+) Cash and cash equivalents					$7.2
(+) Other Assets					$44.8
Net Asset Value (Equity Value)					$690.9
Total Number of Keys	3,762
Total Assets/Number of Keys	$227,565

VI.  The following supplemental disclosure amends and restates in entirety the third and fifth paragraphs under the heading “Overview”, and the information provided under such paragraphs, beginning on page 168 of the Prospectus concerning the Business of Murano and Certain Information about Murano:

Overview

[…]

Murano was formed primarily to develop and manage a portfolio of hotel and resort properties in Mexico City, Cancun, and Ensenada. Our hotel portfolio consists of:

•	the Andaz and Mondrian Hotel, which was completed in the last quarter of 2022 and became operational in the first quarter of 2023;

•	a 3,016 room complex, also categorized as five-star upper scale, that we refer to as the “GIC Complex,” to be developed in Cancun along the Nichupté Lagoon on the west side of the Cancun hotel zone (the “GIC Complex Development Project”);
•	the Baja Park Development Project; and
•	the Resort Property in Baja Development Project.

[…]

The Resort Property in Baja Development Project is expected to have 371 rooms. Construction has not yet commenced for the Resort Property in Baja Development Project. Based on current management expectations, the Resort Property in Baja Development Project is forecast to cost U.S.$120 million to develop. Murano has not yet started the process to secure financing for this project, and does not expect to start this process in the next 12 months. If Murano does not secure financing for the Resort Property in Baja Development Project in accordance with its expected timetable, this may cause a delay in the commencement of construction and of operations. The construction of the Resort Property in Baja Development Project is currently expected to be completed in the second quarter of 2027 and commence operations in the third quarter of 2027. The Hotel Portfolio is expected to be comprised of all-inclusive resorts, several of which will share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from a number of North American and other international gateway markets; (iii) strategic locations in popular vacation destinations in Mexico with strong government commitments to tourism; (iv) high quality physical condition; and (v) capacity for further growth through incremental renovation or repositioning opportunities. We believe that the resorts of the Hotel Portfolio will have a competitive advantage due to their location, amenities offering, large scale and guest-friendly design.

[…]

VII. The following supplemental disclosure amends and restates in its entirety the heading “Management of the Hotel Portfolio”, and the information provided under such heading, on page 170 of the Prospectus concerning the Business of Murano and Certain Information about Murano:

Management of the Hotel Portfolio

We have entered into long-term management agreements with (i) Hyatt, under the label of Andaz, to operate part of the Andaz and Mondrian Hotel complex in Mexico City, (ii) Accor, through Mondrian, to operate part of the Andaz and Mondrian Hotel complex in Mexico City, and (iii) Hyatt, to operate the GIC Complex in Cancun (once operational) through AMResorts.

We believe these to be all world-renowned hotel management companies recognized for their high-quality service, sophisticated and innovative loyalty programs, vacation clubs, modern reservation systems and global distribution channels.

In addition, for the GIC Complex Development Project we have engaged Ideurban, as construction supervisor and construction manager.

VIII. The following supplemental disclosure amends and restates in its entirety the heading “Premier portfolio of hotel and resort properties strategically located in Mexico’s leading tourist destinations”, and the information provided under such heading, beginning on page 170 of the Prospectus concerning the Business of Murano and Certain Information about Murano:

Premier portfolio of hotel and resort properties strategically located in Mexico’s leading tourist destinations

The Hotel Portfolio is expected to consist of the following four five-star upper scale hotels (i) the two hotels in the Andaz and Mondrian Hotel complex in Mexico City (currently operational), (ii) the two hotels in the GIC Complex, GIC Hotels in Cancun, and (iii) the Resort Property in Baja. We believe the properties in the Hotel Portfolio will have a competitive advantage due to their privileged locations in areas with dynamic demand characteristics and high barriers to entry, strong brand affiliations, superior amenities offerings, large scale and cutting-edge architectural design. The properties’ prime real estate and strategic locations are expected to generate significant tourist interest and business activity and strong demand for superior lodging.

The Andaz and Mondrian Hotels complex is located in the Condesa neighborhood, one of the trendiest and most popular districts in Mexico City, Mexico’s most important business and cultural center. Condesa is located within walking distance of Paseo de la Reforma, close to the city’s historic center and main financial district, and only 12 kilometers from Mexico City’s international airport, the country’s largest in terms of passenger traffic with over 50.3 million passengers in 2019. It is surrounded by tourist attractions, landmarks, parks, and a vibrant restaurant scene. The GIC Complex will be located in Cancun, Mexico’s leading tourist destination, in the area between Delfines Beach and the Nichupté Lagoon, next to the Iberostar Golf Club in the north of Punta Nizuk, the archeological zone of San Miguelito, and only 14 kilometers away from Cancun’s international airport, the country’s second largest in terms of passenger traffic. The Resort Property in Baja will be located in Bajamar, Baja California, near Rosarito beach and Valle de Guadalupe “wine route”.

In addition, we expect the properties in the Hotel Portfolio to feature state-of-the-art technology and amenities, including restaurants, bars, conference centers, ballrooms, pools, spas, gyms, and, in the case of the GIC Complex, the GIC Retail Village, GIC Water Park and the largest convention center in the region operated under the name of the WTCA. We have designed and believe our properties are positioned to be the preferred destination for leisure, business, and group travelers.

IX. The following supplemental disclosure amends and restates in its entirety the heading “We have long-term partnerships with industry-leading hotel operators and brands”, and the information provided under such heading, beginning on page 171 of the Prospectus concerning the Business of Murano and Certain Information about Murano:

We have long-term partnerships with industry-leading hotel operators and brands

Hyatt and Accor are industry-leading hotel operators with world-renowned hotel brands. They are characterized for their rigorous, detail-oriented, and high-quality management of the hotels they operate. By partnering with Hyatt and Accor, we expect to be able to maximize the performance of our properties by taking advantage of their superior service and depth of experience as hotel operators. Their unique understanding of the hotel and resort industry and track record in the tourism market in general, alongside sophisticated loyalty and vacation club programs, modern and robust reservation systems, global distribution channels, marketing infrastructure, and networks and effective product segmentation and strong customer awareness will position our properties among the top hotels and resorts in Mexico City, Cancun and Ensenada, respectively.

Andaz and Mondrian Hotel Complex

The operation of this hotel complex in Mexico City by (i) Hyatt, under the label of Andaz, and (ii) Accor, through its brand Mondrian, allows us to take advantage of a strong international sales platform, which includes a global loyalty program and preferential arrangements with key OTAs.

Hyatt, under the label of Andaz, and Accor, through its brand Mondrian, operate this hotel complex as their first luxury hotel property in Mexico City, respectively. As such, we believe Hyatt and Accor will have strong incentives to provide high-quality management in the hotels each of them operates in this hotel complex. We also expect the operation by Hyatt and Accor to result in a high flow of international tourists, potentially increasing the Andaz and Mondrian Hotel’s revenue in hard currency.

In addition, to maximize our partnership with Hyatt and Accor we have structured long-term hotel management agreements.

In respect of Accor’s agreement for the Mondrian Hotel, it includes a fee arrangement tied to occupancy and performance targets consistent with the quality of the property, based on a minimum amount of adjusted gross operating profit (“AGOP”). As part of the agreement for the Mondrian Hotel, Accor will be entitled to a base fee of 2.0% of gross revenue the first year, as well as fees related to F&B (up to 2% of gross revenue per annum); in addition, Mondrian will be paid an incentive fee of 15% over the AGOP.

In respect of the Andaz Hotel, Hyatt will be entitled to a base fee as follows: (a) (i) 1.6% of gross revenue in the first fiscal year, (ii) 2.1% of gross revenue in the second fiscal year, and (iii) 2.6% of gross revenue in the third and subsequent fiscal years; and (b) a royalty fee of 0.4% of gross revenue per annum. In addition, Hyatt is entitled to an incentive fee payment if the gross operating profit margin exceeds 20.01%. The incentive fee will be based on a percentage of annual gross profits, with multiple step-ups capped at 10% when gross operating profit margin exceeds 40%.

GIC Complex and the Resort Property in Baja

The GIC Complex will be operated by AMResorts, which is an industry leader in the luxury resort destination category with over 102 properties, more than 33,000 guest rooms and suites, and the largest portfolio of brands, which has become one of the leaders in the resort operations sector in Mexico and the Caribbean. AMResorts is part of Apple Leisure Group, a top U.S. seller of all-inclusive vacation packages worldwide. As part of Apple Leisure Group, AMResorts specializes in the operation of luxury resorts under all-inclusive plans across Mexico, Jamaica, the Dominican Republic, Costa Rica, Curacao, Panama, and other beach destinations in the Caribbean. Hyatt operates under six brands with strong name recognition that appeals to a diverse customer base. With respect to the Resort Property in Baja, we are negotiating with international hotel operators the applicable agreements to improve the quality and service of our property.

The acquisition of ALG by Hyatt expanded Hyatt’s presence in luxury leisure travel adding approximately 100 hotels and an executed pipeline of 24 deals in Europe and the Americas to its portfolio. Following completion of the transaction, Hyatt will offer the largest portfolio of luxury all-inclusive resorts in the world, double its current global resort footprint, making it the largest single operator of luxury hotels in Mexico and the Caribbean. Additionally, ALG’s strong developer and owner base will expand Hyatt’s relationships with deeply committed partners in key complementary geographies. Hyatt’s global network of developers and its operational expertise is expected to further accelerate growth of ALG brands. In addition, access to ALG’s owned distribution platforms and its extensive experience in leisure travel are expected to provide significant opportunities for Hyatt’s existing resorts. Owners of Hyatt’ TM Collection properties will receive increased access to a much broader collection of brands, and the backing of Hyatt’s global distribution, sales and marketing networks. In addition, the combined resources of ALG and Hyatt we believe will open up expanded offerings and experiences for the benefit of the combined companies’ high-end customer base. The transaction is expected to enhance Hyatt’s end-to-end leisure travel offerings and accelerate their asset-light strategy.

Regarding the GIC Hotels, Hyatt will be entitled to 3% of annual gross revenue and an incentive fee equal to 10% of annual gross profit.

With respect to the GIC Hotels, Operadora Hotelera GI, S.A. de C.V. and Operadora Hotelera Grand Island II, S.A. de C.V., as owners (“Owners”); Murano World, S.A. de C.V., Elías Sacal Cababie, and Marcos Sacal Cohen, as joint obligors (collectively, the “Joint Obligors”); and AMR Operaciones, MX, S. de R.L. de C.V. (“AMR”), as hotel manager, agreed that if the operation of the GIC Hotels does not reach the annual gross operating profit set forth in the hotel management agreements and, as a result, AMR would be required to pay the relevant owner any differential amount (the “Guaranty”), the Joint Obligors must first pay AMR, in advance, any amounts that AMR and/or its affiliates may be obligated to pay under the Guaranty (the “Counter-Guaranty”), as a pre-condition to AMR being obligated to make such payment to the relevant Owner, and in the event that the Joint Obligors do not make such payments to AMR, AMR would be entitled to terminate the hotel management agreement without any requirement to make payment of the guaranteed amounts to the relevant Owner. Payment of the Guaranty is guaranteed by the Joint Obligors, pursuant to the Counter-Guaranty. Additionally, payment of the Counter-Guaranty is guaranteed by Elías Sacal Cababie, as the ultimate obligor to pay any amounts due under the Counter-Guaranty.

The description of the Counter-Guaranty and Elías Sacal Cababie’s guaranty (consisting of Counter-Guaranty letters, their respective amendments, and Elías Sacal Cababie’s memorandum of understanding and liability release) is subject in all respects to the definitive copies of such documents to be subsequently filed by the Company with the Securities and Exchange Commission on Form 20-F.

X. The following supplemental disclosure amends and restates in its entirety the heading “Diversify our revenue mix”, and the information provided under such heading, on page 174 of the Prospectus concerning the Business of Murano and Certain Information about Murano:

We expect to capitalize on the state-of-the-art amenities at the properties of the Hotel Portfolio, as well as their strategic locations, to diversify our revenue mix. We expect the superior amenities at our properties, including restaurants, bars, spas, and facilities for large conferences, banquets, and weddings, will provide an additional source of operating cash flows and reduce overall sensitivity to seasonal changes in demand for lodging among leisure and business travelers. We also believe that the operation of the properties of the Hotel Portfolio under different brands that target different demographics and customer preferences will further diversify our sources of revenue.

The Andaz and Mondrian Hotel complex is strategically located in one of Mexico City’s trendiest and most popular neighborhoods and is designed to attract business and leisure travelers by operating under two brands –“Andaz” by Hyatt and “Mondrian” by Accor– targeted specifically to each demographic. While we believe this arrangement maximizes overall occupancy levels, especially on weekdays, the characteristics of the tourists arriving in Mexico City position the Insurgentes Hotel as a top weekend destination. According to the Ministry of Tourism, visitors to Mexico City are mostly, 82% have an intermediate or high education level, and 35% have an annual income of U.S.$60,000 or more. We believe the Andaz and Mondrian Hotel complex can become a cultural and social reference point in the city for these travelers. To that end, we intend to make the hotel an attractive weekend destination in Condesa’s busy nightlife by setting up pop-up restaurants and bars on the hotel’s rooftop and leveraging our panoramic swimming pool, which will be the highest in the city. We also intend to leverage the superior amenities of the Andaz and Mondrian Hotel complex by hosting conferences, private events, and weddings in our impressive outdoor crystal ballroom and making our spa and wellness offering available to non-guests, which will allow us to increase the hotel’s revenue. We also intend to boost our revenues from foods and beverages and ensure our hotel’s continued attractiveness among locals by leasing our restaurant space to a rotating group of specialty restaurants. This approach is intended to allow us to adapt quickly to the dynamic and rapidly evolving restaurant scene in Mexico City and ensure that we remain a relevant destination during weeknights and weekends.

The GIC Complex will be strategically located in Mexico’s leading tourist destination and will operate under various Hyatt brands geared towards families (Dreams, Now and Reflect) and adults (Hyatt Vivid). The GIC Complex will also appeal to visitors from diverse socio-economic backgrounds, with the GIC I Hotel geared towards upscale visitors and the GIC II and III Hotels offering geared towards luxury visitors. The state-of-the-art amenities of the GIC Complex will allow us to offer something for “everyone,” including several specialty restaurants, wellness, and spa services, a water park, a retail village, and the largest convention center in the region. We believe this wide range of options and our relationship with Hyatt will likely result in increased occupancy and many international travelers, mainly from the United States and Canada, securing a stream of dollarized revenues. In addition, using the WTCA name and license in the GIC Complex will enhance the value of our property by attracting tenants that are leaders in international trade and commerce, opening doors to new relationships, promoting a trade hub, touting the strength of the Mexican economy and its political stability by giving direct access to businesses located within other World Trade Center regions.

The Resort Property in Baja will be strategically located in a unique location in Bajamar, Baja California, one of Mexico’s leading tourist destinations. The state-of-the-art amenities of the Resort Property in Baja will allow us to offer among others; rooms with facilities, sports bar, fitness center, business center, world class spa, pool terraces, bars and restaurants.

The Baja Park Project will be developed in a unique location in Bajamar, Baja California. It is expected to have a leasable area of 363,262 sqm of land with an expected valuation upon completion of approximately U.S.$185 million.

XI.     The following supplemental disclosure amends and restates in its entirety the heading “Integrated ESG Strategy, Environmental Certifications and Green Bond Framework”, and the information provided under such heading, on page 175 of the Prospectus concerning the Business of Murano and Certain Information about Murano:

We expect to implement an integrated environmental and corporate governance (“ESG”) strategy. We recognize that developing real estate assets is a high-impact industry with respect to environmental, social and governance factors. Consequently, we have adopted a construction model that includes sound environmental features in our buildings by controlling our construction process, focusing on the environmental performance of our properties, and emphasizing energy efficiency.

Our strategy relies on innovation and sustainability as the fundamental pillars to develop our projects, which will drive us to generate value while designing and operating highly efficient and sustainable hotels. We will implement projects that engage sustainable construction, champion social priorities related to construction, and serve as a model for ethical governance in the real estate and hospitality sector. In order to have a clear and constant assessment of the implementation of these practices, we will use commercially reasonable efforts to have all our properties certified by EDGE. The Andaz and Mondrian Hotel has received the EDGE Green Building Certification. We expect each of the GIC Hotels and the Resort Property in Baja to receive the EDGE Green Building Certification once the projects are completed. EDGE (which stands for “Excellence in Design for Greater Efficiencies”) is a green building standard and certification system developed by the International Finance Corporation and applicable in 140 countries. The areas of assessment on the environmental performance of the buildings include: (i) climate conditions of the location, (ii) building type and output use, (iii) design and specifications and (iv) calculation of end-use demand, which considers overall energy demand, heating, ventilation and air condition, water demand and estimations on rainwater harvesting or recycled waters onsite. To achieve an EDGE certification, a building must demonstrate a minimum of 20% reduction in operational energy consumption, water use, and embodied energy in materials as compared to typical local practice.

Furthermore, we prioritize social, environmental, and biodiversity issues in all the location in which we operate. Our corporate social responsibility activities have the ultimate goal of positively impacting one or more of the United Nations’ Sustainable Development Goals 17 (“SDGs”), with a focus on those SDGs for which it has a greater responsibility, such as creating more sustainable cities, promoting innovation in industrial sectors and fighting climate change, in the context of the environment in which we operate and the nature of our business as a real estate developer.

In addition, we adopted a Green Bond Framework and engaged Sustainalytics to provide a second party opinion on our framework alignment with the ICMA Green Bond Principles (“GBPs”). Sustainalytics confirmed that the properties in our Hotel Portfolio will be eligible as Green Buildings in accordance with the broad categorization of eligibility for green buildings and, accordingly, certified that our Green Bond Framework aligns with the GBPs and with our overall sustainability commitments.

XII.     The following supplemental disclosure amends and restates in its entirety the subsection “The Dreams Chateau Hotel” of the heading “Hotel Portfolio”, and the information provided under such subsection, on page 182 of the Prospectus concerning the Business of Murano and Certain Information about Murano:

The Resort Property in Baja

The Resort Property in Baja is expected to consist of 41,049.66 sqm of land and will feature 371 rooms, with views of the ocean and/or adjacent golf course Bajamar. We expect to begin construction of the Resort Propoerty in the second quarter of 2027. The construction of the Resort Property in Baja is currently expected to be completed in the second quarter of 2026 and the hotel is currently expected to commence operations in the first quarter of 2025. As of December 31, 2022, we had budgeted approximately U.S.$120 million to complete the development of the Resort Property in Baja Hotel Development Project comprised of U.S.$60 of equity and U.S.$60 of debt.

When fully developed, the Resort Property in Baja is expected to have the following amenities: business center, world class spa, pool terraces, bars and restaurants.

With respect to the Resort Property in Baja, we are negotiating with international hotel operators the applicable agreements to improve the quality and service of our property.

XIII.       The following supplemental disclosure amends and restates in its entirety the subsection “The Design of the Dreams Chateau” of the heading “Hotel Portfolio”, and the information provided under such subsection, on page 182 of the Prospectus concerning the Business of Murano and Certain Information about Murano:

Design of the Resort Property in Baja

The Resort Property in Baja is currently in the process of developing its executive project and design. The team is working tirelessly to ensure that every detail is taken into consideration, from the layout of the rooms to the choice of materials for the furnishings. The Resort Property in Baja is in progress of design and layout development.

XIV.      The following supplemental disclosure amends and restates entirety the fourth paragraph of the heading “Competition”, and the information provided under such paragraph, on page 189 of the Prospectus concerning the Business of Murano and Certain Information about Murano:

The Resort Property in Baja, located in Ensenada, Baja California is expected to face the following direct and indirect competitors:

•	Direct Competitors: (a) Hotel Coral & Marina, a 147-room luxury hotel located in the heart of Ensenada’s marina district that boasts a private beach, a full-service spa, and several dining options and (b) San Nicolas Hotel & Casino, a 138-room hotel located in the downtown area of Ensenada that offers a casino, multiple dining options, and a rooftop pool.
•	Indirect Competitors: (a) Airbnb, which has over 300 listings in Ensenada and offers a variety of lodging options ranging from budget-friendly to luxurious, and (b) a large number of local hotels and motels that offer a range of amenities and prices.

XV.     The following supplemental disclosure amends and restates in its entirety the heading “Overview”, and the information provided under such heading, beginning on page 194 of the Prospectus concerning the Murano Management’s Discussion and Analysis of Financial Condition:

Overview

Murano is a Mexican development company with extensive experience in the structuring, development and assessment of industrial, residential, corporate office, and hotel projects in Mexico with a vision to create competitive and leading investment vehicles for the acquisition, consolidation, operation, and development of real estate assets. Murano also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and medical real estate projects, among others. Murano has a national footprint and international outreach aimed at institutional real estate investors.

Murano was formed primarily to develop and manage a portfolio of hotel and resort properties in Mexico City, Cancun, and Ensenada. Our hotel portfolio consists of the Andaz and Mondrian Hotel Complex, which was completed in the last quarter of 2022 and became operational in the first quarter of 2023; and the GIC Complex to be developed in Cancun along the Nichupté Lagoon on the west side of the GIC Complex Development Project, which will include two hotels; and (3) the Resort Property in Baja Development Project.

The GIC Complex Development Project is expected to be developed in three phases as follows:

•	The GIC I Hotel is expected to have 1,016 rooms, divided into two hotel brands: (i) 400 keys, to be operated under the Vivid brand and (ii) 616 keys, to be operated under the Dreams brand. The construction of the first 400 keys of the GIC I Hotel is currently expected to be completed in the last quarter of 2023 and commence operations in the second quarter of 2024. The construction of the last 616 keys of the GIC I Hotel is currently expected to be completed in the second quarter of 2024 and commence operations in the third quarter of 2024. The GIC I Hotel is currently being developed by our subsidiary GIC I Trust.
•	The GIC II Hotel is expected to have 1,200 keys, divided in three hotel brands (in process of renegotiation with Hyatt) including 1,200 keys for the family-friendly sector. The construction of 1,200 keys of the GIC II Hotel is currently expected to be completed in the second quarter of 2027 and commence operations in the third quarter of 2027. The GIC II Hotel is expected to be developed by our subsidiary, GIC II Trust.

•	The GIC III Hotel is expected to have 800 keys for the adult-only sector, divided in two hotel brands (in process of renegotiation with Hyatt). The construction of the last 800 keys of the GIC II Hotel is currently expected to be completed in the second quarter of 2027 and commence operations in the third quarter of 2027. The GIC III Hotel is expected to be developed by our subsidiary, GIC II Trust.

The Resort Property in Baja Development Project is expected to have 371 rooms. The construction of the Resort Property in Baja is currently expected to be completed in the second quarter of 2027 and commence operations in the third quarter of 2027.

The Hotel Portfolio is expected to be comprised of all-inclusive resorts, several of which will share the following characteristics: (i) prime beachfront locations; (ii) convenient air access from several of North American and other international gateway markets; (iii) strategic locations in popular vacation destinations in Mexico with strong government commitments to tourism; (iv) high-quality physical condition; and (v) capacity for further growth through incremental renovation or repositioning opportunities. We believe that the resorts of the Hotel Portfolio will have a competitive advantage due to their location, amenities offered, large scale, and guest-friendly design.

Also, we are engaged in the development of industrial parks, such as the Baja Park Development Project. The Baja Park Development Project will consist of 363,262 sqm of retail area. The construction of the Baja Park Development Project is expected to begin in the first quarter of 2025, is currently expected to be partially completed in the second quarter of 2026 and commence operations in the third quarter of 2026.

We expect to benefit from our relationship with Grupo Murano, a leading Mexican real estate group with extensive development capabilities in Mexico and which has become a leading real estate group in Mexico, with robust construction and development experience related to large and complex luxury projects and industrial parks.

XVI.       Any and all references made to “Dreams Chateau” elsewhere in the Financial Statements section of the Prospectus, beginning on page F-1 of the Prospectus, shall be considered changed to “Resort Property in Baja” accordingly.

The description of the Counter-Guaranty and Elías Sacal Cababie’s guaranty (consisting of Counter-Guaranty letters, their respective amendments, and Elías Sacal Cababie’s memorandum of understanding and liability release) is subject in all respects to the definitive copies of such documents to be subsequently filed by the Company with the Securities and Exchange Commission on Form 20-F.